UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Monterey Capital Acquisition Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61244M 109**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The CUSIP number for the Units which include the Class A Common Stock is 61244M 208, the CUSIP number for the Warrants is 61244M 117 and the CUSIP number for the Rights is 61244M 125.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61244M109	13G	Page 2 of 8

1.	Names of Reporting Persons Monterrey Acquisition Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,625,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,625,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,625,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	The securities are held directly by Monterrey Acquisition Sponsor, LLC (the “Sponsor”). Bala Padmakumar is the managing member of the Sponsor. Mr. Padmakumar has sole voting and dispositive control of the Sponsor. Mr. Padmakumar may be deemed to have beneficial ownership of the common stock held directly by the Sponsor.

(2)	Excludes 3,040,000 shares of common stock which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 61244M109	13G	Page 3 of 8

1.	Names of Reporting Persons Bala Padmakumar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,625,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,625,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,625,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The securities are held directly by Monterrey Acquisition Sponsor, LLC (the “Sponsor”). Bala Padmakumar is the managing member of the Sponsor. Mr. Padmakumar has sole voting and dispositive control of the Sponsor. Mr. Padmakumar may be deemed to have beneficial ownership of the common stock held directly by the Sponsor.

(2)	Excludes 3,040,000 shares of common stock which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 61244M109	13G	Page 4 of 8

Item 1.

(a)	Name of issuer

Monterey Capital Acquisition Corporation (the “Issuer”).

(b)	Address of issuer’s principal executive offices

419 Webster Street

Monterey, California 93940

Item 2.

(a)	Name of person filing

This Schedule 13G is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)”

(i)	Monterrey Acquisition Sponsor, LLC
(ii)	Bala Padmakumar

(b)	Address or principal business office or, if none, residence

The principal business address of each of the Reporting Persons is: 419 Webster Street, Monterey, California 93940.

(c)	Citizenship

Monterrey Acquisition Sponsor, LLC is a Delaware limited liability company, and Bala Padmakumar is a citizen of California.

(d)	Title of class of securities

Class A Common stock, par value $0.0001 per share (the “Common Stock”).

(e)	CUSIP No.

61244M109

CUSIP No. 61244M109	13G	Page 5 of 8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

(a)	Amount beneficially owned: Monterrey Acquisition Sponsor, LLC – 1,625,000 Shares Bala Padmakumar – 1,625,000 Shares

(b)	Percent of class: Monterrey Acquisition Sponsor, LLC – 13.9% Bala Padmakumar – 13.9%

CUSIP No. 61244M109	13G	Page 6 of 8

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Monterrey Acquisition Sponsor, LLC – 0 Bala Padmakumar – 0
	(ii)	Shared power to vote or to direct the vote: Monterrey Acquisition Sponsor, LLC – 1,625,000 Shares Bala Padmakumar – 1,625,000 Shares
	(iii)	Sole power to dispose or to direct the disposition of: Monterrey Acquisition Sponsor, LLC – 0 Bala Padmakumar – 0
	(iv)	Shared power to dispose or to direct the disposition of: Monterrey Acquisition Sponsor, LLC – 1,625,000 Shares Bala Padmakumar – 1,625,000 Shares

Monterrey Acquisition Sponsor, LLC (the “Sponsor”) holds 1,625,000 Shares, which represent 13.9% of the total Shares issued and outstanding, calculated based upon 11,638,000 shares of common stock outstanding (consisting of 9,338,000 shares of Class A common stock, par value $0.0001 per share, and 2,300,000 shares of Class B common stock, par value $0.0001 per share outstanding as of November 14, 2022) as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 21, 2022, after giving effect to the completion of the Issuer’s initial public offering and the expiration of the underwriters’ over-allotment option, as described therein.

The securities described above are held directly by the Sponsor and indirectly by Bala Padmakumar. Mr. Padmakumar is the managing member of the Sponsor. Mr. Padmakumar has sole voting and dispositive control of the Sponsor. Mr. Padmakumar may be deemed to have beneficial ownership of the common stock held directly by the Sponsor.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

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Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 61244M109	13G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

Monterrey Acquisition Sponsor, LLC

By:	/s/ Bala Padmakumar
Name:	Bala Padmakumar
Title:	Managing Member

By:	/s/ Bala Padmakumar
Name:	Bala Padmakumar